Exhibit 99.1

ALTAGAS ANNOUNCES SECOND QUARTER 2019 RESULTS

Midstream and Utilities deliver strong results as near-term priorities to enhance asset performance, de-lever and fund organic growth remain on track

Calgary, Alberta (August 1, 2019)

HIGHLIGHTS
(all financial figures are unaudited and in Canadian dollars unless otherwise noted)

•                  Normalized EBITDA1 was $203 million, a 22 percent increase over second quarter 2018 normalized EBITDA of $166 million. This increase was driven by contributions from WGL Holdings, Inc. (WGL) and the recently commissioned Ridley Island Propane Export Terminal (RIPET).

•                  Net income applicable to common shares was $41 million ($0.15 per share) in the second quarter compared to $1 million ($0.01 per share) in the second quarter of 2018. Normalized net loss1 was $5 million ($0.02 per share) in the second quarter compared to normalized net income of $23 million ($0.13 per share) the second quarter of 2018.

•                  Normalized funds from operations (FFO)1 were $120 million, compared to $121 million in the second quarter of 2018.

•                  AltaGas announced $1.3 billion in asset sales to-date in 2019, positioning the Company to achieve its $1.5 - $2 billion 2019 asset monetization program designed to de-lever the balance sheet and fund organic growth.

•                  The 2019 de-leveraging strategy remains on plan, with net debt reduced by approximately $2 billion year-to-date, before including the impact of the recently announced asset sale.

•                  Outlook for 2019 remains on track, with expected normalized EBITDA in the range of $1.2 - $1.3 billion and normalized FFO of $850 - $950 million.

•                  On May 31, 2019, SEMCO Gas filed a request with the Michigan Public Service Commission (MPSC) seeking authority to increase base rates by approximately US$38 million annually.

•                  RIPET, Canada’s first marine propane export facility, was completed and placed into service. The facility’s first ship departed the terminal for Asia in late May, with two additional shipments in June.

AltaGas Ltd. (AltaGas or the Company) (TSX: ALA) today reported second quarter 2019 financial results, reaffirmed its outlook for the remainder of 2019, and provided an update on its business and on its near-term priorities, which remain on track.

“The second quarter saw strong results in-line with our expectations and the achievement of significant milestones critical to delivering on our near-term priorities,” said Randy Crawford, President and Chief Executive Officer of AltaGas. “Over the past six months, we have considerably strengthened our financial flexibility with announced asset dispositions of $1.3 billion. We also delivered on RIPET, which is expected to be a strong catalyst for further growth across our Midstream business.

“In the back half of 2019, we will continue to build on this momentum and stay focused on delivering our near-term priorities,” added Mr. Crawford. “I am confident we will enter 2020 in a much stronger position and deliver normalized EBITDA that is at least equal to that of 2019 despite this year’s asset sales program. By applying capital discipline in our core segments, driving efficiencies through business optimization, and capturing increased and timely returns in our Utilities, we are well-positioned to drive future growth and unlock the underlying value of our asset base.”

(1)         Non-GAAP measure; see discussion in the advisories of this news release and reconciliation to U.S. GAAP financial measures shown in AltaGas’ Management’s Discussion and Analysis (MD&A) as at and for the period ended June 30, 2019, which is available on www.sedar.com.

MIDSTREAM AND UTILITIES PERFORMANCE

In the second quarter of 2019, RIPET was successfully commissioned with volumes steadily increasing to its current 40,000 bbl/d capacity. The facility’s first shipment to Asia departed the terminal in late May, with two additional shipments in June. AltaGas’ volume capacity translates into approximately two ships per month with the possibility of a periodic additional ship.

“RIPET is performing as expected, and we are seeing meaningful contributions from this asset,” said Mr. Crawford. “Our ability to handle the molecule through the entire value chain uniquely positions us to offer our customers a complete solution and, ultimately, higher netbacks for their product. This provides a competitive advantage that we expect will attract additional volumes to our system and further growth across our integrated platform in the future.”

On May 31, 2019, SEMCO Gas filed a request with the MPSC seeking authority to increase base rates by approximately US$38 million annually with a forecasted test year of 2020. The increase in rates requested captures the investment in the Marquette Connector Pipeline, as well as the inflation of operations and maintenance costs from the last rate case in 2010. This case includes the addition of a new Main Replacement Program and the introduction of an Infrastructure Reliability Improvement Program to recover the capital costs associated with the replacement of certain mains, services and other infrastructure. The MPSC has a 10-month statutory requirement to rule in this case and, as a result, is expected to contribute in 2020.

FINANCIAL RESULTS

	Three Months Ended June 30
($ millions)	2019	2018
Net Income Applicable to Common Shares	$41	$1

Segmented Normalized EBITDA(1)
Utilities	$81	$50
Midstream	97	48
Power	34	75
Corporate	(9)	(7)
Normalized EBITDA (1)	$203	$166

Normalized FFO(1)	$120	$121

Normalized AFFO(1)	$102	$94

Normalized UAFFO(1)	$34	$73

(1)         Non-GAAP financial measure; see discussion in Non-GAAP Financial Measures section at the end of this news release

In the second quarter of 2019, normalized EBITDA was positively impacted by contributions from WGL, approximately two months of contributions from RIPET, higher realized frac spreads, and higher equity earnings from our indirect interest in Petrogas Energy Corp. (Petrogas). These were partially offset by the impact of asset sales and the initial public offering (IPO) of AltaGas Canada Inc. (ACI).

The Utilities segment reported normalized EBITDA was higher year-over-year, mainly due to contributions from WGL’s utility assets of $41 million, the favourable impact of the stronger U.S. dollar, and lower operating expenses. The increase was partially offset by the impact of the ACI IPO in 2018 and warmer weather in Alaska.

The Midstream segment reported normalized EBITDA was higher year-over-year, mainly due to contributions from WGL Midstream assets of $21 million, contributions from RIPET and higher realized frac spreads, partially offset by the sale of certain non-core facilities in the first quarter of 2019.

During the second quarter of 2019, AltaGas recorded equity earnings of $11 million from Petrogas, compared to $1 million in the same quarter of 2018, mainly due to expanded activity levels in Petrogas’ core business units.

The Power segment reported normalized EBITDA was lower, primarily as a result of the impact of the sale of the Northwest Hydro facilities in January, the sale of the San Joaquin facilities in November 2018, the impact of the ACI IPO, and the extended planned spring outage at the Blythe Facility, which were partially offset by contributions from WGL’s power assets of $15 million.

Normalized FFO and normalized adjusted FFO (AFFO) were impacted by higher interest expense, partially offset by the same factors impacting normalized EBITDA. In the second quarter of 2019, AltaGas received $3 million of dividend income from the Petrogas Preferred Shares (2018 - $3 million) and $2 million of common share dividends from Petrogas (2018 - $1 million). AFFO was also positively impacted by higher cash received from non-controlling interests. In the second quarter of 2019, AltaGas paid $17 million of preferred share dividends (2018 - $16 million).

Normalized utility adjusted FFO (UAFFO) for the second quarter of 2019 was $34 million ($0.12 per share), compared to $73 million ($0.41 per share) for the same quarter in 2018. The decrease was due to higher utilities depreciation and the same drivers as normalized AFFO. Depreciation and amortization expense for the second quarter of 2019 was $107 million, compared to $73 million for the same quarter in 2018, mainly due to the acquisition of WGL, partially offset by the impact of asset sales.

Normalized net income decreased, mainly due to higher interest expense and higher depreciation and amortization expense, partially offset by the same previously referenced factors impacting normalized EBITDA.

Net income applicable to common shares for the second quarter of 2019 was impacted by higher EBITDA, primarily due to the same previously referenced factors impacting normalized EBITDA, gains on sale of assets, and lower income tax expense, partially offset by higher unrealized losses on risk management contracts, higher interest expense, and higher depreciation and amortization expense.

Interest expense for the second quarter of 2019 was $83 million, compared to $43 million for the same period in 2018. The increase was predominantly due to the interest on the debt assumed in the WGL acquisition, as well as higher average debt balances.

AltaGas recorded an income tax recovery of $33 million for the second quarter of 2019, compared to income tax expense of $2 million in the same quarter of 2018. The increase in tax recovery was mainly due to tax rate adjustments related to the Alberta Job Creation Tax Cut, as well as the inclusion of tax at WGL.

GUIDANCE AND FUNDING

AltaGas’ previously announced balanced funding plan is designed to de-lever the balance sheet, fund the 2019 capital program of approximately $1.3 billion, and optimize per share cash flow and earnings growth. During the second quarter of 2019, AltaGas completed the sale of WGL Midstream’s interest in Stonewall Gas Gathering System on May 31, 2019, for total gross proceeds of approximately $379 million (US$280 million). Proceeds from the asset sale were used to reduce net debt to approximately $8.1 billion as at June 30, 2019, down from $10.1 billion as at December 31, 2018.

Subsequent to the end of the second quarter of 2019, AltaGas announced the sale of its U.S. distributed generation portfolio for approximately $940 million (US$720 million). Proceeds from the asset sale will be used to fund growth and reduce debt to help AltaGas achieve its year-end target of $3 billion in net debt reduction. To-date in 2019, AltaGas has announced or completed approximately $1.3 billion in asset sales, positioning the Company well to achieve the $1.5 - $2 billion asset sales program targeted for 2019.

AltaGas reaffirms its outlook for 2019, with anticipated normalized EBITDA in the range of $1.2 - $1.3 billion and normalized FFO of $850 - $950 million. Year-over-year growth is underpinned by a full-year of earnings from WGL, as well as Midstream projects coming into service including RIPET. Additionally, the Townsend 2B Facility and Nig Creek Gas Plant are expected to come online in the first quarter of 2020 and in the fourth quarter of 2019, respectively. These projects are expected to attract additional natural gas liquids to AltaGas’ integrated system, increase utilization of AltaGas’ existing liquids pipelines, underpin the expansion of the North Pine Fractionation Facility, and provide additional propane supply to RIPET.

In the Utilities segment, the Marquette Connector Pipeline is expected to be in service in the fourth quarter of 2019. While it is not a driver of EBITDA growth in 2019, this project will improve system reliability and supply, and allow for the connection of new customers to existing facilities. This investment is aligned with the timing of SEMCO Gas’ rate case and is expected to start generating timely returns and recovery of capital in 2020.

The 2019 investment plan remains unchanged and includes prudent capital allocation of approximately $1.3 billion to projects with strong risk-adjusted returns, near-term contributions to normalized FFO per share and normalized earnings per share (EPS), and secure commercial underpinnings.

MONTHLY COMMON SHARE DIVIDEND AND QUARTERLY PREFERRED SHARE DIVIDENDS

•                  The Board of Directors approved a dividend of $0.08 per common share. The dividend will be paid on September 16, 2019 to common shareholders of record on August 26, 2019. The ex-dividend date is August 23, 2019. This dividend is an eligible dividend for Canadian income tax purposes.

•                  The Board of Directors approved a dividend of $0.21125 per share for the period commencing June 30, 2019 and ending September 29, 2019 on AltaGas’ outstanding Series A Preferred Shares. The dividend will be paid on September 30, 2019 to shareholders of record on September 16, 2019. The ex-dividend date is September 13, 2019.

•                  The Board of Directors approved a dividend of $0.273921 per share for the period commencing June 30, 2019 and ending September 29, 2019 on AltaGas’ outstanding Series B Preferred Shares. The dividend will be paid on September 30, 2019 to shareholders of record on September 16, 2019. The ex-dividend date is September 13, 2019.

•                  The Board of Directors approved a dividend of US$0.330625 per share for the period commencing June 30, 2019 and ending September 29, 2019 on AltaGas’ outstanding Series C Preferred Shares. The dividend will be paid on September 30, 2019 to shareholders of record on September 16, 2019. The ex-dividend date is September 13, 2019.

•                  The Board of Directors approved a dividend of $0.337063 per share for the period commencing June 30, 2019 and ending September 29, 2019 on AltaGas’ outstanding Series E Preferred Shares. The dividend will be paid on September 30, 2019 to shareholders of record on September 16, 2019. The ex-dividend date is September 13, 2019.

•                  The Board of Directors approved a dividend of $0.296875 per share for the period commencing June 30, 2019 and ending September 29, 2019 on AltaGas’ outstanding Series G Preferred Shares. The dividend will be paid on September 30, 2019 to shareholders of record on September 16, 2019. The ex-dividend date is September 13, 2019.

•                  The Board of Directors approved a dividend of $0.328125 per share for the period commencing June 30, 2019, and ending September 29, 2019 on AltaGas’ outstanding Series I Preferred Shares. The dividend will be paid on September 30, 2019 to shareholders of record on September 16, 2019. The ex-dividend date is September 13, 2019.

•                  The Board of Directors approved a dividend of $0.3125 per share for the period commencing June 30, 2019 and ending September 29, 2019 on AltaGas’ outstanding Series K Preferred Shares. The dividend will be paid on September 30, 2019 to shareholders of record on September 16, 2019. The ex-dividend date is September 13, 2019.

CONSOLIDATED FINANCIAL REVIEW

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2019	2018	2019	2018
Revenue	1,174	610	3,072	1,488
Normalized EBITDA(1)	203	166	669	388
Net income applicable to common shares	41	1	850	50
Normalized net income (loss)(1)	(5)	23	196	93
Total assets	21,000	10,876	21,000	10,876
Total long-term liabilities	9,494	4,602	9,494	4,602
Net additions (dispositions) of property, plant and equipment	371	124	(829)	190
Dividends declared(2)	66	98	133	195
Cash from operations	203	147	630	336
Normalized funds from operations(1)	120	121	496	290
Normalized adjusted funds from operations(1)	102	94	469	254
Normalized utility adjusted funds from operations(1)	34	73	335	213

	Three Months Ended June 30		Six Months Ended June 30
($ per share, except shares outstanding)	2019	2018	2019	2018
Net income per common share - basic	0.15	0.01	3.08	0.28
Net income per common share - diluted	0.15	0.01	3.08	0.28
Normalized net income (loss) - basic(1)	(0.02)	0.13	0.71	0.52
Normalized net income (loss) - diluted(1)	(0.02)	0.13	0.71	0.52
Dividends declared(2)	0.24	0.55	0.48	1.10
Cash from operations	0.74	0.82	2.28	1.89
Normalized funds from operations(1)	0.43	0.67	1.80	1.63
Normalized adjusted funds from operations(1)	0.37	0.52	1.70	1.43
Normalized utility adjusted funds from operations(1)	0.12	0.41	1.21	1.20
Shares outstanding - basic (millions)
During the period(3)	276	179	276	178
End of period	277	181	277	181

(1)         Non-GAAP financial measure; see discussion in Non-GAAP Financial Measures section of this news release

(2)         Dividends declared per common share per month: $0.1825 beginning on November 27, 2017, and $0.08 beginning on December 27, 2018

(3)         Weighted average

CONFERENCE CALL AND WEBCAST DETAILS

AltaGas will hold a conference call today at 8:00 a.m. MT (10:00 a.m. ET) to discuss 2019 second quarter results and provide an update on the business and other corporate developments.

Members of the investment community and other interested parties may dial 1-647-427-7450 or toll-free at 1-888-231-8191. Please note that the conference call will also be webcast. To listen, please go to http://www.altagas.ca/invest/events-and-presentations. The webcast will be archived for one year.

Shortly after the conclusion of the call, a replay will be available commencing at 12:00 p.m. MT (2:00 p.m. ET) on August 1, 2019 by dialing 1-403-451-9481 or toll-free 1-855-859-2056. The passcode is 4595067. The replay will expire at 9:59 p.m. MT (11:59 p.m. ET) on August 8, 2019.

AltaGas’ unaudited Consolidated Financial Statements and accompanying notes for the second quarter ended June 30, 2019, as well as its related Management’s Discussion and Analysis, are now available online at www.altagas.ca. All documents will be filed with the Canadian securities regulatory authorities and will be posted under AltaGas’ SEDAR profile at www.sedar.com.

About AltaGas

AltaGas is a leading North American energy infrastructure company with a focus on regulated Utilities, Midstream and Power. AltaGas creates value by growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

Investor Inquiries:	Media Inquiries:
1-877-691-7199	1-587-955-4519
investor.relations@altagas.ca	media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as “may”, “can”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “aim”, “seek”, “propose”, “contemplate”, “estimate”, “focus”, “strive”, “forecast”, “expect”, “project”, “target”, “potential”, “objective”, “continue”, “outlook”, “vision”, “opportunity” and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: expected normalized EBITDA and expected normalized FFO for the full year 2019; focus on earning allowed returns; expected shipments volumes from RIPET; anticipated benefits of RIPET, including additional volumes and growth across the integrated platform; expected completion date for SEMCO rate case with MPSC; use of proceeds from the sale of the U.S. distributed generation assets; sources of year over year growth; expected in-service dates for Townsend 2B Facility, Nig Creek and the Marquette Connector Pipeline and expected results from operation of such assets; anticipated date on which the Marquette Pipeline is expected to generate timely returns; details of the balanced funding plan;  expected capital investment plan; expectation for 2020 EBITDA to be at least equal to 2019 levels and expected dividend payments and dates of payment. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates, and projections based on certain material factors and assumptions at the time the statement was made.  Material assumptions include: assumptions regarding asset sales anticipated to close in 2019, the U.S/Canadian dollar exchange rate, financing initiatives, the performance of the businesses underlying each sector; impacts of the hedging program; commodity prices; weather; frac spread; access to capital; timing and receipt of regulatory approvals; timing of regulatory approvals related to Utilities Projects; seasonality; planned and unplanned plant outages; timing of in-service dates of new projects and acquisition and divestiture activities; taxes; operational expenses; returns on investments; dividend levels; and transaction costs.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: capital market and liquidity risks; general economic conditions; consumption risk; market risk; internal credit risk; foreign exchange risk; debt service risk; financing and refinancing risk; market value of common shares and other securities; variability of dividends; commitments associated with the regulatory approval of the WGL Acquisition; integration of WGL; growth strategy risk; planned asset sales in 2019; potential sale of additional shares; volume throughput; counterparty credit risk; dependence on certain partners; natural gas supply risk; operating risk; changes in laws; risk management costs and limitations; regulatory; climate change and carbon tax; construction and development; RIPET rail and marine transportation; litigation; infrastructure; cybersecurity, information and control systems risk; external stakeholder relations; composition risk; electricity and resource adequacy prices; interest rates; collateral; indigenous land and rights claims; duty to consult; underinsured and uninsured losses; weather data; service interruptions; rep agreements; Cook Inlet gas supply; health and safety; non-controlling interests in investments; decommissioning, abandonment and reclamation costs; cost of providing retirement plan benefits; labour relations; key personnel; failure of service providers; technical systems and processes incidents; securities class action suits and derivative suits; return on investments in renewable energy projects; competition; compliance with applicable law; and the other factors discussed under the heading “Risk Factors” in the Corporation’s Annual Information Form for the year ended December 31, 2018 (AIF) and set out in AltaGas’ other continuous disclosure documents.

Many factors could cause AltaGas’ or any particular business segment’s actual results, performance or achievements to vary from those described in this press release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position, or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on AltaGas management’s (Management) assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, AIF, and press releases are available through AltaGas’ website at www.altagas.ca or through SEDAR at www.sedar.com.

Non-GAAP Measures

This news release contains references to certain financial measures that do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to US GAAP financial measures are shown in AltaGas’ Management’s Discussion and Analysis (MD&A) as at and for the period ended June 30, 2019. These non-GAAP measures provide additional information that management believes is meaningful regarding AltaGas’ operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with US GAAP.

EBITDA is a measure of AltaGas’ operating profitability prior to how business activities are financed, assets are amortized, or earnings are taxed. EBITDA is calculated from the Consolidated Statements of Income using net income adjusted for pre-tax depreciation and amortization, interest expense, and income tax expense. Normalized EBITDA includes additional adjustments for unrealized gains (losses) on risk management contracts, gains (losses) on investments, transaction costs related to acquisitions and dispositions, merger commitment cost recovery due to with a change in timing related to certain WGL merger commitments, gains on the sale of assets, accretion expenses related to asset retirement obligations, realized losses on foreign exchange derivatives, provisions on assets, provisions on investments accounted for by the equity method, development costs, foreign exchange gains (losses), distributed generation asset related investment tax credits, non-controlling interest of certain investments to which Hypothetical Liquidation at Book Value (HLBV) accounting is applied, and changes in fair value of natural gas optimization inventory. AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets and the capital structure.

Normalized net income (loss) represents net income (loss) applicable to common shares adjusted for the after-tax impact of unrealized gains (losses) on risk management contracts, losses on investments, transaction costs related to acquisitions and dispositions, merger commitment cost recovery due to a change in timing related to certain WGL merger commitments, gains on the sale of assets, financing costs associated with the bridge facility for the WGL Acquisition, realized loss on foreign exchange derivatives, provisions on investments accounted for by the equity method, provisions on assets, statutory tax rate change. and changes in fair value of natural gas optimization inventory. This measure is presented in order to enhance the comparability of AltaGas’ earnings, as it reflects the underlying performance of AltaGas’ business activities.

Normalized funds from operations, normalized adjusted funds from operations, and normalized utility adjusted funds from operations are used to assist management and investors in analyzing the liquidity of the Corporation. Management uses these measures to understand the ability to generate funds for capital investment, debt repayment, dividend payments and other investing activities. Normalized funds from operations is calculated based on cash from operations and adjusted for changes in operating assets and liabilities in the period and non-operating related expenses (net of current taxes) such as transaction and financing costs related to acquisitions and merger commitments. Normalized adjusted funds from operations is based on normalized funds from operations, further adjusted to remove the impact of cash transactions with non-controlling interests, Midstream and Power maintenance capital, and preferred share dividends paid. Normalized utility adjusted funds from operations is based on normalized adjusted funds from operations, further adjusted for Utilities segment depreciation and amortization.